

Mail Stop 3561

December 14, 2016

Robert S. Shapard
Chief Executive
Oncor Electric Delivery Company LLC
1616 Woodall Rodgers Fwy.
Dallas, Texas 75202

> **Re: Oncor Electric Delivery Company LLC**
> **Registration Statement on Form S-4**
> **Filed December 6, 2016**
> **File No. 333-214918**

Dear Mr. Shapard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: W. Crews Lott, Esq.